

November 9, 2012

Via E-mail
Megan W. Patton
Vice President and Controller
Bank of the Carolinas Corporation
135 Boxwood Village Drive
Mocksville, NC 27028

> **Re: Bank of the Carolinas Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Response dated November 6, 2012**
> **File No. 000-52195**

Dear Ms. Patton:

We have reviewed your response to our comment letter dated October 23, 2012 and we have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K

Provision for Loan Losses, page 36

1. Please refer to your response to comment 1 of our October 23, 2012 letter and address the following:

- Explain to us whether the $11.4 million in loans transferred to OREO represents fair value at the date of transfer or book value prior to transfer.

- Tell us the amount charged to the allowance for these loans prior to transfer as a result of fair valuing them prior to transfer.

- Tell us how you considered disposal costs when determining the amount to transfer to OREO.

- Explain to us why there are in excess of $5 million in valuation allowances and operating costs for OREO in 2011 since you are able to recover approximately 89% of the transferred balances upon sale.

- Provide us a roll-forward of OREO for the periods ended 2011, 2010 and 2009. Include beginning balance, additions from transfers in, valuation adjustments, gross sales, gross losses, gross gains and ending balance.

- Tell us in greater detail how your prior and current policies for transferring these loans each comply with ASC 310-10.

- Tell us in greater detail how your April 2011 change in policy resulted in $16 million in net charge-offs in 2011.

You may contact Paul Cline at (202)551-3851or me at (202)551-3492 with any other questions.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant